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Exhibit 12.1

Cephalon, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	2001	2002	2003	2004	2005
Pre-tax income (loss) from continuing operations	$(55,484)	$62,433	$130,314	$(28,184)	$(245,118)

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	20,630	38,215	28,905	22,186	25,235
Capitalized interest	—	—	—	—	1,044
Appropriate portion of rentals	1,092	1,433	2,286	3,437	5,750
Preferred stock dividend requirements of consolidated subsidiaries	5,664	—	—	—	—

Total fixed charges	27,386	39,648	31,191	25,623	32,029

Pre-tax income (loss) from continuing operations, plus fixed charges, less capitalized interest and preferred stock dividend requirements of consolidated subsidiaries	$(33,762)	$102,081	$161,505	$(2,561)	$(214,133)

Ratio of earnings to fixed charges(1)	—	2.57	5.18	—	—

(1)
For the years ended December 31, 2001, 2004 and 2005 no ratios are provided because earnings were insufficient to cover fixed charges and fixed charges and preferred dividends, respectively.

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Cephalon, Inc. Computation of Ratio of Earnings to Fixed Charges (Amounts in thousands of dollars)